UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017
Commission File Nos.  001-13928
333-181552-01

ROYAL BANK OF CANADA

RBC COVERED BOND GUARANTOR
LIMITED PARTNERSHIP

200 Bay Street	155 Wellington Street
Royal Bank Plaza	West, 14th Floor
South Tower, 8th Floor	Toronto, Ontario
Toronto, Ontario	Canada M5V 3K7
Canada M5J 2J5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-203567) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the Royal Bank of Canada (the “Bank”) and RBC Covered Bond Guarantor Limited Partnership (the “Guarantor LP,” and together with the Bank, the “Registrants”) U.S.$15,000,000,000 global covered bond programme (the “Program”) shelf registration statement on Form F-3 (File Nos. 333-203567 and 203567-01). The Registrants have amended and restated certain Program transaction agreements in connection with filing a renewal prospectus with the United Kingdom Listing Authority.

EXHIBITS

Exhibit Number		Description of Exhibit
4.1	—	Trust Deed, amended and restated as of September 8, 2017, by and among the Bank, the Guarantor LP and Computershare Trust Company of Canada.
4.3	—
Master Definitions and Construction Agreement, amended and restated as of September 8, 2017, by and among the Bank, the Guarantor LP, Computershare Trust Company of Canada, 6848320 Canada Inc., RBC Covered Bond GP Inc. and PricewaterhouseCoopers LLP.

4.7	—
Agency Agreement, amended and restated as of September 8, 2017, by and among the Bank, the Guarantor LP, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, BNY Trust Company of Canada, The Bank of New York Mellon and Computershare Trust Company of Canada.

4.10	—	Intercompany Loan Agreement, amended and restated as of September 8, 2017, between the Bank and the Guarantor LP.
4.11		Guarantor LP Agreement, amended and restated on September 8, 2017, by and among RBC Covered Bond GP Inc., 6848320 Canada Inc., the Bank and Computershare Trust Company of Canada.
4.13	—	Cash Management Agreement, amended and restated on September 8, 2017, by and among the Bank, the Guarantor LP and Computershare Trust Company of Canada.
4.17	—
Interest Rate Swap Agreement, including ISDA Master, Schedule (as amended pursuant to an amendment dated September 8, 2017) and Credit Support Annex (as amended pursuant to an amendment dated February 15, 2015), amended and restated as of August 1, 2014, between the Bank and the Guarantor LP.

4.18	—
Covered Bond Swap Agreement, including ISDA Master, Schedule (as amended pursuant to an amendment dated September 8, 2017) and Credit Support Annex (as amended pursuant to an amendment dated February 5, 2015), amended and restated as of August 1, 2014, between the Bank and the Guarantor LP.

4.19	—	Standby Bank Account Agreement, amended and restated as of September 8, 2017, by and among the Guarantor LP, the Bank, Computershare Trust Company of Canada and Bank of Montreal.
4.20	—	Standby Guaranteed Investment Contract, amended and restated as of September 8, 2017, by and among the Guarantor LP, the Bank, Computershare Trust Company of Canada and Bank of Montreal.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	/s/ David Power
Name: David Power
Title: President

Date: September 25, 2017